Wyrick Robbins Yates & Ponton LLP
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October 18, 2019

VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Gregory Dundas
Celeste Murphy
Division of Corporation Finance
Office of Life Sciences

Re:	Cerecor Inc.
Registration Statement on Form S-3
Filed September 27, 2019
File No. 333-233978

Ladies and Gentlemen:

We write this letter on behalf of our client Cerecor Inc. (the “Company”) in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated October 9, 2019. Concurrently with the submission of this letter, the Company has revised the Registration Statement with an Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, as set forth below. For ease of review, we have set forth below in italics the comment of the Staff’s letter and have followed the comment with the Company’s response thereto.

Form S-1 filed September 27, 2019

Choice of Forum, page 14

1.
We note that your amended and restated certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive form for certain litigation, including any “derivative action.”  Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.  In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If the provision applies to Securities Act

U.S. Securities and Exchange Commission
October 18, 2019

claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with federal securities law and the rules and regulations thereunder.

The Company’s amended and restated certificate of incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company; any action asserting a claim of breach of a fiduciary duty; any action asserting a claim against the Company arising pursuant to any provision of the Delaware General Corporation Law, the amended and restated certificate of incorporation of the Company or the bylaws of the Company; or any action asserting a claim against the Company governed by the internal affairs doctrine. This provision follows established Delaware case law and legislation and is not intended to apply to claims arising under the federal securities laws and the rules and regulations thereunder, including the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, while any person or entity purchasing or otherwise acquiring any interest in any of the Company’s securities shall be deemed to have notice of and consented to these provisions, the Company’s exclusive forum provision will not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and the Company’s stockholders will not be deemed to have waived the Company’s compliance with these laws, rules and regulations.

In response to the Staff’s comment, the Company has added an expanded description of the exclusive forum provision to the subsection titled “Choice of Forum,” under “Description of Our Capital Stock” in Amendment No. 1 to clearly and prominently describe the provision for investors. For the Staff’s convenience, the full text of the subsection is copied below, with the new language in bold for your ease of reference:

“Choice of Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty;

•	any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or

•	any action asserting a claim against us that is governed by the internal affairs doctrine.

The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act, Securities Act or any other claim for which the federal courts have exclusive or concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations.

U.S. Securities and Exchange Commission
October 18, 2019

The provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.”

* * * * *

The Company respectfully submits that the foregoing is appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Andrew J. Gibbons
Andrew J. Gibbons

cc: Joseph Miller, Chief Financial Officer, Cerecor Inc.